									Exhibit 12.2
									2/20/2010
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2009

	Year ended December 31,
		2005		2006		2007		2008		2009

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes		$1,197,831		$1,236,845		$1,262,232		$1,410,963		$1,244,272
Interest expense, net of amounts capitalized		297,313		319,894		345,538		347,419		387,759
AFUDC - Debt funds		11,812		12,354		28,469		39,609		39,790
Earnings as defined		$1,506,956		$1,569,093		$1,636,239		$1,797,991		$1,671,821

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$215,264		$217,954		$270,429		$325,774		$372,998
Interest on affiliated loans		68,735		87,672		65,769		22,574		13,097
Interest on interim obligations		0		0		8,463		3,114		538
Amort of debt disc, premium and expense, net		17,109		17,054		18,431		19,994		20,329
Other interest charges		8,017		9,571		10,915		15,571		20,587
Fixed charges as defined		309,125		332,251		374,007		387,027		427,549
Tax deductible preferred dividends		268		12		0		0		0
		309,393		332,263		374,007		387,027		427,549
Non-tax deductible preferred and preference dividends		3,125		4,827		6,006		17,381		17,381
Ratio of net income before taxes to net income	x	1.602	x	1.562	x	1.499	x	1.533	x	1.497
Preferred and preference dividend requirements before income taxes	5,006		7,540		9,003		26,645		26,019
Fixed charges plus preferred and preference dividend requirements		$314,399		$339,803		$383,010		$413,672		$453,568

RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS		4.79		4.62		4.27		4.35		3.69